PROSPECTUS

                  LABORATORY CORPORATION OF AMERICA HOLDINGS

                       14,527,244 Shares of Common Stock
                   3,290,420 Common Stock Purchase Warrants

               This Prospectus relates to up to 14,527,244 shares (the "Offered Shares") of common stock, par value $0.01 per share (the "LabCorp Common Stock"), of Laboratory Corporation of America Holdings ("LabCorp" or the "Company") and up to 3,290,420 Warrants (as defined below; the 3,290,420 Warrants offered hereby are referred to as the "Offered Warrants"), which Offered Shares and Offered Warrants may be offered from time to time (either separately or together as units) by National Health Care Group, Inc. ("NHCG" or the "Selling Stockholder"), a corporation indirectly wholly owned through Mafco Holdings Inc. by Ronald O. Perelman. LabCorp will not receive any of the proceeds from the sale of the Offered Shares or the Offered Warrants. LabCorp will bear certain costs relating to the offering of the Offered Shares and the Offered Warrants.

               The Offered Shares and the Offered Warrants may be offered for sale from time to time by the Selling Stockholder, or by its pledgees, to or through underwriters or directly to other purchasers or through agents in one or more transactions on the New York Stock Exchange, Inc. (the "NYSE"), in the over-the-counter market, in one or more private transactions, or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. The Selling Stockholder and any brokers and dealers through whom sales of the Offered Shares or the Offered Warrants are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

               LabCorp Common Stock is listed on the NYSE under the symbol "LH" and the Warrants are listed on the NYSE under the symbol "LH/WS."

                           --------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------

                 The date of this Prospectus is March 4, 1997

               No dealer, salesperson or other individual has been authorized to give any information or make any representation not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or any Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Offered Shares or the Offered Warrants in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----

AVAILABLE INFORMATION..................................................  1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................  1

RECENT DEVELOPMENTS....................................................  3

USE OF PROCEEDS......................................................... 3

SELLING STOCKHOLDER..................................................... 3

DESCRIPTION OF CAPITAL STOCK............................................ 3

THE WARRANTS............................................................ 5

PLAN OF DISTRIBUTION................................................... 10

EXPERTS................................................................ 12

LEGAL MATTERS.......................................................... 12



                             AVAILABLE INFORMATION

               LabCorp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, LabCorp files proxy statements, reports and other information with the Securities and Exchange Commission (the "SEC"). This filed material can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC:
Midwest Regional Office (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661) and Northeast Regional Office (7 World Trade Center, 13th Floor, New York, New York 10048). Copies of such material can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, LabCorp Common Stock is listed on the NYSE and such material can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

               LabCorp has filed a Registration Statement (as amended from time to time, the "Registration Statement") on Forms S-4/S-3 with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the reoffering by NHCG of the Offered Shares and the Offered Warrants and certain other matters. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement are available from the SEC, upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               The following documents are incorporated by reference in this
Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Company's 10-K"), (ii) the description of the LabCorp Common Stock set forth in the Company's Registration Statements filed pursuant to Section 12 of the Exchange Act and (iii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iv) the Company's Reports on Form 8-K dated February 13, 1996, April 25, 1996, June 27, 1996, August 1, 1996, September 23, 1996, October 24,
1996, November 21, 1996, December 4, 1996, December 30, 1996, January 6, 1997,
February 27, 1997 and March 3, 1997; and (v) the consolidated statement of operations and cash flows of Roche Biomedical Laboratories, Inc. for the year ended December 31, 1994 included in the National Health Laboratories Holdings Inc. Registration Statement on Forms S4/S3 dated April 25, 1995 (Registration Number 33-58775).

               A copy of the documents incorporated herein by reference (excluding exhibits unless such exhibits are specifically incorporated by reference into the information incorporated herein) that are not presented herein or delivered herewith will be provided by first-class mail without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon oral or written request of any such person. Requests should be directed to Bradford T. Smith, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215, (910) 229-1127.

               All reports and definitive proxy or information statements filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Shares and the Offered Warrants hereunder shall be deemed to be incorporated by reference into this Prospectus from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement.

               IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE LABCORP COMMON STOCK OR THE WARRANTS AT LEVELS ABOVE THOSE WHICH WOULD OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR IN THE OVER-THE-COUNTER MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                              RECENT DEVELOPMENTS

               On February 27, 1997, the Company filed a registration statement on Form S-3 relating to the offering, through transferable rights (the "Rights Offering") of up to 10,000,000 shares of preferred stock with an aggregate purchase price of $500 million. That registration statement is also included in the Company's Report on Form 8-K dated February 27, 1997, which Report is incorporated herein by reference. Potential investors in the Offered Shares or the Offered Warrants should carefully consider the information contained in such Report, including the information under the caption "Risk Factors" within the prospectus which forms a part of the registration statement included in such Report.


                                USE OF PROCEEDS

               The Company will not receive any proceeds from the sale of the Offered Shares or the Offered Warrants by the Selling Stockholder.


                              SELLING STOCKHOLDER

               All the Offered Shares and Offered Warrants being offered hereby are being offered by NHCG, a corporation indirectly wholly owned through Mafco by Ronald O. Perelman, or by pledgees. Mr. Perelman was Chairman of the Board and a Director of the Company from 1988 to April 1995. Since April 1995, Mr. Perelman has not been an officer or director of LabCorp.

               NHCG holds 14,527,244 Offered Shares, representing approximately 11.8% of the outstanding shares of LabCorp Common Stock, and 3,290,420 Offered Warrants, representing approximately 14.9% of the outstanding Warrants. All of the Offered Shares and Offered Warrants are being offered hereby.


                         DESCRIPTION OF CAPITAL STOCK

               The Company's authorized capital stock consists of 230,000,000 shares of capital stock, 220,000,000 of such shares being Common Stock, par value $0.01 per share, and 10,000,000 shares being preferred stock, par value $0.10 per share. Approximately 122,935,081 shares of LabCorp Common Stock were issued and outstanding as of February 14, 1997, of which 14,527,244 shares were held by the Selling Stockholder. No preferred stock is currently outstanding. The Rights Offering offers to existing shareholders the right to subscribe for all of the authorized and unissued preferred stock of the Company, which preferred stock will be convertible into a number of shares of the Company's Common Stock which exceeds the currently authorized and unissued Common Stock and will in certain cases pay dividends in additional shares of preferred stock. In connection with the 1997 annual meeting of stockholders, the Company's Board of Directors will propose amending the Company's Certificate of Incorporation to increase the authorized and unissued shares of Common Stock and preferred stock by a substantial amount. HLR Holdings Inc. ("HLR") and Roche Holdings, Inc. ("Roche Holdings") own approximately 49.9% of the currently outstanding Common Stock and they as well as the officers and directors of the Company have informed the Company that they intend to vote in favor of such amendment.

               The Company's Certificate of Incorporation authorizes the board of directors to provide for the issuance, from time to time, of series of preferred stock, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the board of directors has the power to establish the preferences and rights of the shares of any such series of preferred stock, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of LabCorp Common Stock, which could adversely affect the rights, including voting
rights, of holders of Common Stock.   Two series of preferred stock are
proposed to be issued as a result of the Rights Offering.

               Each holder of Common Stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders. The holders of outstanding shares of Common Stock, subject to any preferences that may be applicable to any outstanding series of preferred stock, are entitled to receive ratably such dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Upon liquidation or dissolution of the Company, the holders of Common Stock of the Company will be entitled to share ratably in the assets of the Company legally available for distribution to shareholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of Common Stock generally have no conversion, sinking fund, redemption, preemptive or subscription rights. However, pursuant to a Stockholder Agreement, HLR and Roche Holdings were granted certain preemptive rights. In addition, the Common Stock does not have cumulative voting rights. Shares of Common Stock are not liable to further calls or assessments by the Company and holders of Common Stock are not liable for any liabilities of the Company.

               American Stock Transfer & Trust Company acts as transfer agent and registrar for the LabCorp Common Stock.


                                 THE WARRANTS

               Exercise and Redemption. Not earlier than 90 days nor later than 60 days prior to the Expiration Date (as defined in the Warrant Agreement), LabCorp will deliver to American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent"), under the warrant agreement (the "Warrant Agreement") pursuant to which the Warrants will be issued, written notice, which notice will be irrevocable, stating whether or not it has elected to redeem the Warrants on the Expiration Date. Promptly after receipt of LabCorp's notice, the Warrant Agent will mail notice to all holders of Warrants ("Holders") describing the exercise procedure set forth in the Warrant Agreement (which is summarized below) or stating that each Warrant will be redeemed for the Redemption Amount (which is described below) on the Expiration Date, as the case may be.

         Subject to the provisions of the Warrant Agreement, each Warrant will be exercisable only on the Expiration Date, prior to the Close of Business (as defined in the Warrant Agreement) on such date, and only if LabCorp has not duly redeemed the Warrants. Unless LabCorp has elected to effect a Redemption (as defined below), in which case each Holder will be entitled to receive the Redemption Amount, the Warrants will expire at, and become null and void, and have no value, and no Person will have any rights with respect thereto, as of the Close of Business on the Expiration Date, except Holders that have properly exercised Warrants in accordance with the terms of the Warrant Agreement will be entitled to receive shares of newly issued LabCorp Common Stock ("Warrant Shares") with respect to such Holders' Warrants.

               Each Warrant will entitle the Holder thereof to purchase from LabCorp one fully paid and non-assessable share of LabCorp Common Stock at the exercise price of $22.00 (subject to adjustments) upon (i) surrender to the Warrant Agent of the warrant certificate evidencing such Warrant (a "Warrant Certificate") and (ii) payment of the exercise price for the number of Warrant Shares in respect of which such Warrant is being exercised. Such surrender and payment (if applicable) may be made and will be accepted by the Warrant Agent at any time during the 45 day period immediately preceding the Close of Business on the Expiration Date, but any Warrants so surrendered will not be deemed to be exercised until the Expiration Date. Payment of the exercise price must be made by a certified or official bank check payable to the order of the Warrant Agent for the account of LabCorp or by wire transfer of funds to an account designated by LabCorp for such purpose. The Warrants evidenced by a Warrant Certificate will be exercisable, at the election of the Holder thereof, either in their entirety or in part.

               The Warrant Agreement provides that, upon the surrender of each Warrant Certificate and the payment of the per share exercise price, immediately following the Expiration Date, LabCorp will issue and cause its transfer agent for LabCorp Common Stock (the "Transfer Agent") to deliver with all reasonable dispatch to, or upon the written order of, the Holder and in such name or names as such Holder may designate, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of such Warrant or Warrants together with cash in respect of any Fractional Warrant Share (as defined below) otherwise issuable upon such exercise.

               No certificates or script representing fractional Warrant Shares will be issued upon exercise of a Warrant. As promptly as practicable following the Expiration Date (if LabCorp has not elected to effect a Redemption), the Transfer Agent will determine with respect to each Holder entitled to receive Warrant Shares pursuant to the surrender of the Warrant Certificates the excess of the number of Warrant Shares delivered to the Transfer Agent by LabCorp over the aggregate number of whole Warrant Shares to be issued with respect to such Holder (such excess being hereinafter referred to in connection with each such Holder as a "Fractional Warrant Share"). As soon after the Expiration Date as practicable, the Transfer Agent, as agent for Holders otherwise entitled to receive Fractional Warrant Shares (each, a "Fractional Warrant Share Holder"), will aggregate and sell in normal transactions the Fractional Warrant Shares for all the Fractional Warrant Share Holders at then available prices on the NYSE. Until the net proceeds of such sale or sales (the "Fractional Warrant Share Proceeds") have been distributed to the Fractional Warrant Share Holders, the Transfer Agent will hold the Fractional Warrant Share Proceeds in trust for the Fractional Warrant Share Holders. The Transfer Agent will determine the portion of the net Fractional Warrant Share Proceeds to which each Fractional Warrant Share Holder will be entitled, if any, by multiplying the net Fractional Warrant Share Proceeds amount by a fraction, the numerator of which is the Fractional Warrant Share to which such Fractional Share Holder would otherwise be entitled and the denominator of which is the aggregate Fractional Warrant Shares to which all Fractional Warrant Share Holders would otherwise be entitled. As soon as practicable after the determination of the amount of the Fractional Warrant Share Proceeds, if any, to be paid, in cash, to each Fractional Warrant Share Holder in lieu of any Fractional Warrant Shares, the Transfer Agent will make available such amounts, without interest, to each such Fractional Warrant Share Holder.

               The Warrant Agreement provides that, so long as LabCorp has timely delivered to the Warrant Agent written notice of its election to redeem the Warrants (as described above), LabCorp will have the right to redeem all, but not less than all, of the Warrants on the Expiration Date by payment in cash to each Holder as of such date of the Redemption Amount with respect to the Warrants held by such Holder (a "Redemption"). The Redemption Amount will be an amount equal to the excess, if any, of the Market Price of the LabCorp Common Stock over the exercise price of $22.00 (subject to adjustments). As used in the Warrant Agreement, the "Market Price" will be the average of the last sale price (or if no such sale takes place, the average of the closing bid and asked prices) on the NYSE of a share of LabCorp Common Stock over the 10 consecutive trading days commencing 15 trading days and ending five trading days before the Expiration Date. If LabCorp has elected to redeem the Warrants, at or immediately prior to the Expiration Date LabCorp will cause to be transferred to the Warrant Agent an amount in immediately available funds equal to the aggregate Redemption Amount for all outstanding Warrants for payment by the Warrant Agent to the Holders as of the Expiration Date. If LabCorp has elected to redeem the Warrants but the aggregate Redemption Amount is zero or less than zero, no amount will be required to be paid by LabCorp in respect of the redemption of the Warrants, but the Warrants will nonetheless be deemed to have been redeemed.

               Transfer and Exchange of Warrants. The Warrant Agreement provides that the Warrant Agent will, from time to time, register the transfer of any outstanding Warrant Certificate in the Warrant Register, upon surrender of such Warrant Certificate, duly endorsed, and accompanied by a written instrument or instruments of transfer in a form satisfactory to the Warrant Agent, duly signed by the Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, such signature to be guaranteed by (i) a bank or trust company, (ii) a broker or dealer that is a member of the National Association of Securities Dealers or (iii) a member of a national securities exchange, and funds sufficient to pay any transfer taxes payable with respect to such transfer. Upon any such registration or transfer, a new Warrant Certificate will be issued to the transferee. Warrant Certificates may be exchanged at the option of the Holder, when surrendered to the Warrant Agent, for other Warrant Certificates of like tenor and representing in the aggregate a like number of Warrants.

               Notwithstanding the preceding paragraph, the Warrant Agent will not be required to transfer or exchange any Warrant Certificate from and after the 105th day preceding the scheduled Expiration Date, provided that, if in the written notice provided by LabCorp to the Warrant Agent pursuant to the Warrant Agreement with respect to whether LabCorp has elected to redeem the Warrants, LabCorp elects not to redeem the Warrants, then the Warrant Agent will be required to permit transfers or exchanges or Warrant Certificates from and after the date of mailing of the notice by the Warrant Agent pursuant to the Warrant Agreement to the Holders of Warrants with respect to the procedures for exercise of the Warrants until the 15th day preceding the Expiration Date.

               In addition, in connection with governmental approvals and stock exchange listings, LabCorp, from time to time, will use its best efforts (i) to obtain and keep effective any and all permits, consents and approvals of governmental agencies and authorities and to file such documents under Federal and state securities acts and laws, which may be or become requisite in connection with the issuance, sale, transfer and delivery of the Warrant Certificates, the exercise of the Warrants and the issuance, sale, transfer and delivery of the Warrant Shares issued upon exercise of Warrants, (ii) to have the Warrants listed on the NYSE (or on the principal United States securities exchange or exchanges on which the LabCorp Common Stock is listed, if any, or quoted on NASDAQ, if the LabCorp Common Stock is so quoted) and (iii) immediately upon the issuance of Warrant Shares and upon the exercise of the Warrants, to have such Warrant Shares listed on the NYSE (or on the principal United States securities exchange or exchanges on which the LabCorp Common Stock is listed, if any, or quoted on NASDAQ, if the LabCorp Common Stock is so quoted). LabCorp will cause the Warrants to be delisted (or cease to be quoted, as the case may be) effective as of the Close of Business on the Expiration Date.

               Repurchase of Warrants. LabCorp and its subsidiaries will have the option, in their sole discretion, at any time or from time to time, to purchase Warrants (i) in the public market, (ii) by tender or exchange offer available to all Holders at any price or (iii) in private transactions at a price not more than 10% over the Market Price (as defined in the Warrant Agreement) of the Warrants as of the closing date of each such transaction respectively. Warrants acquired by LabCorp or its subsidiaries will be canceled and will not be available for reissuance or resale.

               Cancellation of Warrants. If LabCorp has purchased or otherwise acquired Warrants, LabCorp may deliver the Warrant Certificates representing such Warrants to the Warrant Agent to be canceled and retired. The Warrant Agent will cancel all Warrants so surrendered.

               Anti-Dilution Provisions. The exercise price, the number of Warrant Shares purchasable upon the exercise of each Warrant and the number of Warrants outstanding are subject to adjustment from time to time upon the occurrence of certain events described in the Warrant Agreement (and summarized below).

               If LabCorp (i) pays a dividend on its shares of capital stock (including LabCorp Common Stock) in shares of LabCorp Common Stock, (ii) subdivides its outstanding shares of LabCorp Common Stock, (iii) combines its outstanding shares of LabCorp Common Stock into a smaller number of shares of LabCorp Common Stock or (iv) issues any shares of its capital stock in a reclassification of the LabCorp Common Stock, in each case, other than the Merger pursuant to the Merger Agreement, the number of Warrant Shares purchasable upon exercise of each Warrant immediately prior thereto will be adjusted so that each Holder will be entitled, upon exercise, to receive the kind and number of Warrant Shares or other securities of LabCorp which such Holder would have owned or have been entitled to receive after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto.

               If LabCorp issues any rights, options or warrants to holders of outstanding shares of LabCorp Common Stock (other than pursuant to the Merger Agreement, the Warrant Agreement, the Merger or stock option plans or similar plans approved by the Board of Directors of LabCorp), without payment of additional consideration by such Holders, entitling them to subscribe for or purchase shares of LabCorp Common Stock at a price per share that is lower than the Market Price (calculated as of the applicable date of determination) per share of LabCorp Common Stock, the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant will be determined by multiplying the number of Warrant Shares theretofore purchasable upon exercise of each Warrant by a fraction, the numerator of which will be the number of shares of LabCorp Common Stock outstanding on the record date for the issuance of such rights, options or warrants plus the number of additional shares of LabCorp Common Stock offered for subscription or purchase and the denominator of which will be the number of shares of LabCorp Common Stock outstanding on the record date for the issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares of LabCorp Common Stock so offered would purchase at the Market Price per share of LabCorp Common Stock on the record date with respect thereto.

               If LabCorp distributes to all holders of shares of LabCorp Common Stock evidences of its indebtedness or assets, rights, options or warrants, or convertible or exchangeable securities containing the right to subscribe for or purchase shares of LabCorp Common Stock, then in each case the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant will be determined by multiplying the number of Warrant Shares theretofore purchasable upon the exercise of each Warrant, by a fraction, the numerator of which will be the then current Market Price per share of LabCorp Common Stock on the date of such distribution and the denominator of which will be the then current Market Price per share of LabCorp Common Stock on the date of such distribution less the then fair value of the portion of the evidences of indebtedness or assets so distributed or of such subscription rights, options or warrants or convertible or exchangeable securities applicable to one share of LabCorp Common Stock.

               In the event of any capital reorganization or any reclassification of LabCorp Common Stock except as otherwise provided in the Warrant Agreement, any Holder of Warrants, upon exercise thereof, will be entitled to receive, in lieu of the LabCorp Common Stock to which such Holder would have become entitled upon exercise immediately prior to such reorganization or reclassification, the shares or other securities or property of LabCorp that such Holder would have been entitled to receive at the same aggregate exercise price upon such reorganization or reclassification if such Holder's Warrants had been exercised immediately prior thereto.

               In the event of any consolidation of LabCorp with, or merger of LabCorp into, another corporation or in case of any sale or conveyance to another corporation of the property of LabCorp as an entirety or substantially as an entirety, LabCorp or such successor or purchasing corporation, as the case may be, will execute with the Warrant Agent an agreement that each Holder will have the right thereafter, upon payment of the exercise price in effect immediately prior to such action, to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property which such Holder would have owned or to which such Holder would have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had such Warrant been exercised immediately prior to such action.

               Warrant Agent. The Warrant Agreement provides that the Warrant Agent will undertake customary duties and obligations imposed by the Warrant Agreement upon the following terms and conditions, by which LabCorp, and the Holders, by their acceptance of the Warrants, will be bound: (i) the statements contained in the Warrant Agreement and in the Warrant Certificates will be taken as statements of LabCorp, and the Warrant Agent will assume no responsibility for the correctness of any of the same, except such as describes the Warrant Agent or action taken or to be taken by it, and, except as otherwise provided in the Warrant Agreement, the Warrant Agent will assume no responsibility with respect to the execution, delivery or distribution of the Warrant Certificates, (ii) the Warrant Agent will not be responsible for any failure of LabCorp to comply with any of the covenants contained in the Warrant Agreement or in the Warrant Certificates, nor will it at any time be under any duty or responsibility to any Holder to make, or cause to be made, any adjustment in the exercise price or in the number of Warrant Shares issuable upon exercise of any Warrant (except as instructed by LabCorp) or to determine whether any facts exist which may require any such adjustments or the method employed in making any such adjustments, (iii) the Warrant Agent may consult at any time with counsel satisfactory to it, and the Warrant Agent will incur no liability or responsibility to LabCorp or any holder of any Warrant Certificate in respect of any action taken, suffered or omitted by it under the Warrant Agreement in good faith and in accordance with the opinion or the advice of such counsel, (iv) the Warrant Agent will incur no liability or responsibility to LabCorp, or to any Holder, for any action taken in reliance on any notice, resolution, waiver, consent, order, certificate or other paper, document or instrument believed by it to be genuine and to have been signed, sent or presented by the proper party or parties, (v) LabCorp will promptly pay the Warrant Agent the compensation to be agreed upon with LabCorp for all services rendered by the Warrant Agent, to reimburse the Warrant Agent for its reasonable out-of-pocket expenses incurred without negligence, bad faith or breach of the Warrant Agreement on its part in connection with the services rendered by it under the Warrant Agreement and to indemnify the Warrant Agent for, and to hold it harmless against, any loss, liability or expense incurred without negligence, bad faith or breach of the Warrant Agreement on its part arising out of, or in connection with, its acting as such Warrant Agent,
(vi) the Warrant Agent will be under no obligation to institute any action, suit or legal proceeding, or to take any action likely to involve expense, unless LabCorp or one or more Holders of Warrant Certificates will furnish the Warrant Agent with reasonable security and indemnity for any costs or expenses which may be incurred, (vii) the Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent, may buy, sell or deal in any of the Warrants or other securities of LabCorp or become pecuniarily interested in any transaction in which LabCorp may be interested, or contract with or lend money to LabCorp or otherwise act as fully and freely as though they were not the Warrant Agent, or a stockholder, director, officer or employee of the Warrant Agent, as the case may be, (viii) the Warrant Agent will act solely as agent for LabCorp, and its duties will be determined solely by the provisions of the Warrant Agreement, (ix) LabCorp will perform, execute, acknowledge and deliver, or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of the Warrant Agreement, (x) the Warrant Agent will not be under any responsibility in respect of the validity of the Warrant
Agreement, the execution and delivery of the Warrant Agreement or in respect of the validity or execution of any Warrant Certificate, nor will the Warrant Agent by any act under the Warrant Agreement be deemed to make any representation as to the authorization or reservation of the Warrant Shares, any Warrant Certificate, whether the Warrant Shares will, when issued, be validly issued, fully paid and nonassessable or the exercise price or number of Warrant Shares issuable upon exercise of any Warrant,
(xi) the Warrant Agent is authorized and directed to accept instructions with respect to the performance of its duties under the Warrant Agreement from the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer, the Secretary or an Assistant Secretary of LabCorp and to apply to such officers for advice or instructions in connection with its duties and will not be liable for any action taken or suffered to be taken by it in good faith in accordance with instruction of any such officer or in good faith reliance upon any statement signed by any one of such officers of LabCorp with respect to any fact or matter which may be deemed to be conclusively proved and established by such signed statement.

               The Warrant Agreement provides that, if the Warrant Agent resigns or becomes incapable of acting as Warrant Agent, or if the Board of Directors of LabCorp by resolution removes the Warrant Agent, LabCorp will appoint a successor to the Warrant Agent. If LabCorp fails to make such appointment within a period of 30 days after such resignation, incapacity or removal, any Holder may apply to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Pending appointment of a successor to the Warrant Agent, either by LabCorp or by such court, the duties of the Warrant Agent will be carried out by LabCorp.

               Termination. The Warrant Agreement will terminate immediately after (i) all Warrant Shares in respect of properly exercised Warrants have been issued (if LabCorp does not elect to effect a Redemption) or (ii) LabCorp has paid the Redemption Amount with respect to all Holders (if LabCorp elects to effect a Redemption), provided that the provisions pertaining to the terms and conditions under which the Warrant Agent has agreed to undertake the duties and obligations imposed by the Warrant Agreement survive such termination until such time that the obligations contemplated thereunder have been satisfied.

               Supplements and Amendments. LabCorp and the Warrant Agent may, from time to time, supplement or amend the Warrant Agreement without the approval of the Holders to cure any ambiguity, manifest error or other mistake, to correct any provision of the Warrant Agreement that may be defective or inconsistent with any other provisions of the Warrant Agreement or to make any other provisions in regard to matters or questions arising under the Warrant Agreement that LabCorp and the Warrant Agent may deem necessary or desirable and that will not adversely affect, alter or change the interest of the Holders.

                             PLAN OF DISTRIBUTION

               Any distribution of the Offered Shares or the Offered Warrants by the Selling Stockholder, or by pledgees, may be effected from time to time in one or more of the following transactions: (a) to underwriters who will acquire the Offered Shares or the Offered Warrants for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time); (b) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the NYSE, in special offerings, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices; or (c) directly or through brokers or agents in private sales at negotiated prices, or by any other legally available means.

               The Selling Stockholder and any such underwriters, brokers, dealers or agents, upon effecting the sale of the Offered Shares or the Offered Warrants, may be deemed "underwriters" as that term is defined by the Securities Act.

               Underwriters participating in any offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

               In order to comply with the securities laws of certain states, if applicable, the Offered Shares and the Offered Warrants will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Offered Shares and the Offered Warrants may not be sold unless the Offered Shares and the Offered Warrants have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

               LabCorp has agreed to use its efforts to create a resale prospectus that would permit the Selling Stockholder (or any pledgee of the Offered Shares or the Offered Warrants under a bona fide pledge arrangement with the Selling Stockholder) to sell the Offered Shares or the Offered Warrants without restriction and to keep the registration statement containing such resale prospectus continuously effective until December 13, 1997. LabCorp has agreed to pay certain expenses in connection with such registration, including (i) all registration and filing fees, (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the securities registered), (iii) printing expenses, (iv) internal expenses of LabCorp (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (v) reasonable fees and disbursements of counsel for LabCorp and customary fees and expenses for independent certified public accountants retained by LabCorp (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters), (vi) the reasonable fees and expenses of any special experts retained by LabCorp in connection with such registration, (vii) reasonable fees and expenses of one counsel for the Selling Stockholder selected by the Selling Stockholder, (viii) fees and expenses in connection with any review of underwriting arrangements by the National Association of Securities Dealers, Inc. including fees and expenses of any "qualified independent underwriter" and (ix) fees and disbursements of underwriters customarily paid by issuers or sellers of securities. LabCorp will not be responsible for any underwriting fees, discounts or commissions or any out-of-pocket expenses (except as set forth in clause (vii) above) of the Selling Stockholder or any fees and expenses of underwriters' counsel. The Selling Stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Offered Shares and the Offered Warrants against certain liabilities, including liabilities arising under the Securities Act. LabCorp and the Selling Stockholder have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the Offered Shares and the Offered Warrants including liabilities arising under the Securities Act.


                                    EXPERTS

               The consolidated financial statements and schedule of LabCorp and subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


               The consolidated statement of operations and cash flows of Roche Biomedical Laboratories, Inc. for the year ended December 31, 1994 incorporated in this Prospectus by reference to the National Health Laboratories Holdings Inc. Registration Statement on Forms S4/S3 dated April 25, 1995 (Registration No. 33-58775) filed under the Securities Act of 1933, as amended, which contains the statement of operations and cash flows for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                 LEGAL MATTERS

  Certain legal matters regarding the issuance of shares of LabCorp Common Stock to the Selling Stockholder and the issuance of Warrants to the Selling Stockholder were passed upon for LabCorp by Cravath, Swaine & Moore, New York, New York.